[Reference Translation]
March 29, 2011
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203 Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Effects of the Tohoku Earthquake in Japan on Toyota Motor Corporation’s Parts and Components Procurement and Production Status

Toyota Motor Corporation (“Toyota”) would like to offer our prayers to all those who lost their lives in the March 11 Tohoku Earthquake and its ensuing aftermath, as well as our sympathy to the survivors and their families.

There have been newspaper reports regarding companies’ components procurement in the wake of the recent disaster, including reports that it is possible that some time will be necessary in restoring our production capabilities for certain parts and components.

Regarding purchased parts and components, we are currently inspecting and confirming the status of inventory and suppliers.   As a result, depending on vehicle type, there may be a significant impact on our production capabilities.

Toyota will release further information, including regarding any impacts to our production capabilities, at the appropriate time as the situation becomes more clear.